China Yuchai Introduces 10 New Engines for 2015

- China Yuchai’s Engine Sales for 2014 Totaled 483,825 Units –

Singapore, Singapore, January 27, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), had, at its annual sales and marketing conference held on January 24, 2015, introduced 10 new engines for 2015.

The YC6L-60 diesel engine is China Yuchai’s newest diesel engine compliant with National VI emission standards. This new engine is a high-end model of the 6L heavy-duty platform. It has a power range between 177-243 KW and is designed for use in buses between 10-12 meters and trucks that carry loads of 25-40 tons. Improvements in the YC6L-60 include medium cooling EGR, innovative DPF and efficient SCR technologies.

Five new National V-compliant engines were introduced for various truck and bus markets. The YC4Y22-50 diesel engine has a 2.2 liter engine for the light-duty truck and bus markets. The YC4S-50 diesel engine has a 3.76 liter engine for medium- to high-end trucks and buses. The YC4EG-50 diesel engine contains a 4.73 liter engine for medium-duty buses and light- and medium-duty highway trucks. The YC6MK-50 is a 10.3 liter engine for on-road trucks and buses. The YC4FAN-50 natural gas engine is designed to be used in light-duty vehicles.

Three new engines meeting the T-3 emission standards for off-road diesel engines were also unveiled. Two new models, the YC6J-T30 and YC4D-T30, are for the loader, excavator and forklift markets. The YC4A-T30 engine is designed for the agriculture market and has been upgraded. This engine improves the heat transfer efficiency of the cooling system by more than 30%, and uses a high pressure injection mechanical in-line pump and exhaust gas recirculation (“EGR”) technology.

The new YC4FQ-48 engine compliant with National IV emission standards is for use in light-duty trucks. With a 2.5 liter displacement, it is lighter in weight with an improved cooling system compared with the model YC4FA engine. This new model utilizes high pressure common rail, EGR, diesel oxidation catalyst (“DOC”) and diesel particle filter (“DPF”) technologies.

The total number of engines sold by GYMCL in 2014 was 483,825 units compared with 500,756 units in 2013.

Weng Ming Hoh, President of China Yuchai, commented, “We continue to introduce new models to raise the performance and quality standards for engines in China. Our new engines will help us further penetrate a number of markets to expand our leading market share. We are committed to increasing our research and development efforts to provide innovative engines, improve our customer relationships and attract new customers. ”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com